Exhibit 99.3

CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects 30 June 2011, Part 8.1.

a)	Name, Address, Occupation:

Bernard Peters

OreWin Pty Ltd, Level 2/27 Leigh Street, Adelaide South Australia 5000, Australia

Mining Engineer, employed as Technical Director – Mining.

b)	Title and Date of Technical Report:

2016 Oyu Tolgoi Technical Report dated 14 October 2016 (the “Technical Report”)

c)	Qualifications:

I graduated from the University of Melbourne, Australia with a Bachelor of Engineering in Mining Engineering in 1986. I am a member of the Australasian Institute of Mining and Metallurgy (no. 201743). I have practised my profession continuously since 1986 and have experience in mining operations and consulting at and for mines in various countries including Australia, Bolivia, Indonesia, Kazakstan, Kyrgyzstan, Mongolia, Peru, Philippines and Russia. As a result of my qualifications and experience, I am a Qualified Person as defined in National Instrument 43-101.

d)	Site Inspection:

Bernard Peters visited the property in March 2003, July 2003, April 2006, April 2009, July 2010, October 2011, November 2012, and 28–31 January 2013, 2–14 December 2013, 18–19 March 2014, 27–29 October 2014, 23–27 August 2015, 8–10 December 2015, 23–25 February 2016, and 14–15 June 2016. Meetings were also attended in Ulaanbaatar with OT LLC (formerly IMMI) and Mongolian authorities to discuss the project from 2003–2016. Some of these meetings did not include site visits. Other visits were made to OT LLC offices in Mongolia, Australia, and China as part of work on Oyu Tolgoi.

e)	Responsibilities:

I am responsible for the overall preparation of the report and in particular mineral reserve estimates of the Technical Report.

f)	Independence:

I am independent of Turquoise Hill Resources Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

g)	Prior Involvement:

I have been working on various aspects of the studies of the project since 2003.

h)	Compliance with NI 43-101:

I have read National Instrument 43-101 and Form 43-101FI and the Technical Report has been prepared in compliance with same.

i)	Disclosure:

As of 14 October 2016, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 21 October 2016.

/s/ Bernard Peters

Bernard Peters

Technical Director - Mining

OreWin Pty Ltd

OreWin Pty Ltd  ACN 165 722 574

Level 2 / 27 Leigh Street Adelaide 5000

P +61 8 8210 5600  E  orewin@orewin.com  W  orewin.com